U.S. Securities and Exchange Commission

                             Washington, D.C. 20549


                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                           VIVA GAMING & RESORTS INC.
                           --------------------------
                 (Name of Small Business Issuer in its charter)



                    Florida                           65-0609891
                    -------                           ----------
         (State of incorporation)       (I.R.S. Employer Identification No.)



3753 Howard Hughes Parkway
Suite 200
Las Vegas, NV                                            89109
-------------                                            -----
(Address of principal executive offices)               (Zip Code)


Issuer's Telephone Number:    (702)262-6477
                              -------------


Securities to be registered pursuant to 12(b) of the Act:

                                      None
                                      ----



Securities to be registered pursuant to 12(g) of the Act:

                         Common Stock, $.001 Par Value
                         -----------------------------
                                (Title of Class)




                                TABLE OF CONTENTS
                                                                                                         Page No.
                                                                                                         --------
PART I
Item 1.           Description of Business..............................................................      3

Item 2.           Description of Property..............................................................      7

Item 3.           Directors, Executive Officers and Significant Employees..............................      8

Item 4.           Remuneration of Directors and Officers...............................................      9

Item 5.           Security Ownership of Management and Certain Security
                  Officers.............................................................................     11

Item 6.           Interest of Management and Others in Certain Transactions............................     12

Item 7.           Securities Being Offered.............................................................     13


PART II

Item 1.           Market Price of and Dividends on the Registrant's
                  Common Equity and Other Shareholder Matters..........................................     15

Item 2.           Legal Proceedings....................................................................     15

Item 3.           Changes in and Disagreements with Accountants........................................     16

Item 4.           Recent Sales of Unregistered Securities..............................................     16

Item 5.           Indemnification of Directors and Officers............................................     17


PART FS

                  Financial Statements.................................................................     18


PART III

Item 1.           Index to Exhibits....................................................................    E-1


         The information contained in this registration statement about us and our business and operations contains "forward-looking statements." Such statements consist of any statement other than a recitation of historical fact and can be identified by the use of forward-looking terminology such as "may," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. You are cautioned that all forward-looking statements are necessarily speculative, and there are certain risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward looking statements. We do not have a policy of updating or revising forward- looking statements and thus it should not be assumed that silence by our management over time means that actual events are bearing out as estimated in such forward looking statements.


                                     PART I
                                     ------


ITEM 1.           DESCRIPTION OF BUSINESS

General

         References in this registration statement to VIVA, us, we and our are to VIVA GAMING & RESORTS INC.

         We have no obligation to file this Form 10-SB registration statement pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We are registering our common stock on this Form 10-SB registration statement on a voluntary basis, so that we can meet the criteria for continued listing of our common stock on the OTC Bulletin Board. Commencing on the effective date of this registration statement, we will become obligated to file reports in accordance with Section 13 of the Exchange Act. We believe that these filings, together with the visibility that continued listing on the Bulletin Board will provide, are in the best interest of our shareholders and the investment community.

Organization

         We were incorporated in Florida on December 9, 1997, under the name Watt Comm International, Inc. Effective April 1, 1998, we entered into an agreement to acquire all of the outstanding shares of Watt Shop Communications Ltd., a retailer of wireless products and provider of telecommunications services in Western Canada. Watt Shop is related to us by common control. In April 1999, by mutual consent of the parties, our agreement to acquire the shares of Watt Shop was rescinded. As a result, we reconveyed the shares of Watt Shop we acquired under the agreement and returned to our treasury the 1,500,000 shares of our common stock issued in connection with the agreement. On May 11, 1999, we changed our name to VIVA GAMING & RESORTS.COM, INC., and on October 12, 1999, we changed our name to VIVA RESORTS & GAMING INC.

         Except as described in the preceding paragraph, we have not been involved in any bankruptcy, receivership or similar proceeding, nor have we been involved in any material reclassification, merger, consolidation, or purchase or sale or a significant amount of assets not in the ordinary course of business.

Planned Operations

         Following rescission of our stock purchase agreement to acquire The Watt Shop, management undertook to identify various industries in which to seek an operating business to serve as our core operations. Management identified the casino gaming industry as exhibiting strong potential for reasons including:

         o the increasing popularity of casino gaming in the United States;
         o the recent world-wide expansion of casino gaming;
         o the lack of experienced gaming management; and
         o the vast financial market associated with the casino gaming industry.

         Following an evaluation of relevant circumstances, we concluded that we could create a viable and successful business by acquiring or developing and managing casino gaming operations that are either undervalued or evidence a high rate of profitability, and by providing consulting and managerial services relating to the management and operation of those facilities. The business model that we have created requires us to identify and recruit strong managerial talent in the casino and gaming industry. The successful implementation of our business model will enable us to generate revenues from:

         o         casino management and participation fees;
         o         consulting fees;
         o         activities conducted by businesses acquired by us; and
         o appreciation from equity acquired in connection with project participation.

         In furtherance of our business model:

         o We have entered into an agreement to employ Martin R. Gross as our President and Chief Executive Officer. Mr. Gross has over 20 years experience in the gaming and hotel industries, including executive management positions with properties including the MGM Grand, The Mirage and the Flamingo Hilton. He also led the financial turnaround of prominent Las Vegas hotel/casinos including Four Queens Hotel and Casino, Maxim Hotel and Casino and Riviera Hotel & Casino.

         o        John D. Lee has become a member of our board of directors. Mr.
                  Lee is a practicing attorney in Nevada, actively engaged in providing legal services in areas including gaming, entertainment law and real estate development.

         o We have engaged two independent consultants to provide us with advice and consultation in connection with our efforts to own and operate gaming properties world-wide, including securing related financing.

        o In November 1999, we entered into a Memorandum of Understanding with Wagon Wheel Resorts, Casinos and Entertainment Inc. which provides that we develop and operate a full-service casino facility on behalf of the Roseau River First Nation, to be located approximately 60 miles south of Winnipeg, Canada. Following our review of applicable government regulations, we have determined that completion of the project is not economically feasible unless and until changes are made to existing regulations governing First Nation gaming in Manitoba, Canada. We will continue to monitor government policy to determine the future of casino operations in Manitoba.

        o In November 1999, we entered into a Memorandum of Understanding with Onion Lake First Nation, for us to design, develop and operate a newly-planned casino facility in Alberta, Canada, and to manage the facility for at least five years. Following our review of applicable government regulations, we have determined that completion of the project is not economically feasible unless changes are made to existing revenue-sharing regulations. We are actively participating in negotiations with regulatory authorities designed to modify existing regulations so that this project might become economically viable.

         o We have engaged Las Vegas Internet Partners to design, develop and manage our web site. Our web site, with a URL at www.vivagaming.com, became operational in November 1999.

         We have not yet engaged in any revenue-producing activities, nor are we a party to any binding agreements that will generate revenues. However, we continue to seek and evaluate various opportunities consistent with our business model that we believe will, over time, allow us to become profitable and enhance shareholder values. Due to our lack of revenue-production to date, and our lack of contractual commitments to generate revenue, there is no basis at this time for investors to make an informed determination as to the prospects for our future success. For similar reasons, our auditors have included in their report covering our financial statements for the year ended December 31, 1998, that there is substantial doubt about our ability to continue as a going concern.

         To date, we have funded our operations through a combination of borrowings and the sale of our equity securities. In early 2000, we completed the sale of 120,000 shares of stock and 80,000 warrants, resulting in net proceeds to us of approximately $430,000, and we are seeking to raise approximately an additional $500,000 prior to completion of this phase of financing. The sale of these shares was effected off-shore, pursuant to SEC rules, regulations and interpretations, including Regulation S.

         We believe that the funds presently available to us will enable us to sustain operations for a period of at least 12 months. Thereafter, to the extent that we are unable to generate revenues from operations sufficient to cover our operating costs, we will be required to seek additional funding. There is no assurance additional financing, if required, will be available to us upon acceptable terms.

Competition

         We will compete with numerous casinos and gaming management companies, many of which have far greater financial and other resources than we do. Many of these companies have established histories and relationships in the gaming industry that enable them to attract talent, manage gaming and hotel facilities and financing. Moreover, proven track records are of paramount consideration in selecting managerial talent. While our management team has significant experience in the casino industry, we, as a company, have no proven track record in the casino and hotel industry. There is no assurance that we will be able to successfully compete in this industry.

Government Regulations

         Casino operations are subject to numerous state, local and provincial regulations, the compliance with which could have a significant impact upon our proposed operations. Gaming is considered by all jurisdictions as a privilege, not a right. Each state and Canadian province, as well as many Native American jurisdictions, have their own gaming laws and regulatory agencies. Depending upon the degree of regulatory enactment, the level of scrutiny and governing bodies differ, both as to application of rules and approvals necessary in order to operate.

         In order for any individual or legal entity to do business as a gaming company, most jurisdictions require that an application be completed and filed with the applicable gaming commission. This application must be submitted by the individual or legal entity which encompasses detailed information involving personal histories and financial information over the last five years. The application process is currently taking between six months and two years to be completed. The range in times reflects the complexity of the applicant's background. Applicants that have previously held licenses can generally be approved quicker than those that have not previously been licensed. An applicant's behavior and compliance with the applicable regulatory requirements of a jurisdiction will generally be considered at the time of application, and, thereafter, the failure to follow existing gaming regulations in one jurisdiction may have a detrimental effect on gaming privileges in a jurisdiction that the applicant is already licensed in. Each Gaming Board charges the applicant a fee for the application and also the costs associated with the investigation of the applicant. The amount of fees and costs varies from jurisdiction to jurisdiction. No applicant can do business as a gaming company in a jurisdiction until such time as the applicable Gaming Board has approved the applicant.

Employees

         We currently have one full-time employee - Mr. Martin Gross. As prospects and circumstances warrant, we will engage additional full-time and part-time employees, as well as consultants, to perform required services.

Availability of Additional Information

         We have filed this registration statement on Form 10-SB under the Exchange Act. This registration statement does not contain all of the information contained in the exhibits filed with it. Statements contained in this registration statement as to the content of any contract or other document referred to are not necessarily complete. In each instance, we refer you to the copy of the contracts or other documents filed as exhibits to this registration statement, and these statements are qualified in their entirety by reference to the contract or document.

         The registration statement, including all exhibits, may be inspected without charge at the SEC's Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549, and at the SEC's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these materials may also be obtained from the SEC's Public Reference at 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549, upon the payment of prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1- 800-SEC-0330.

         The registration statement, including all exhibits, has been filed with the SEC through the Electronic Data Gathering, Analysis and Retrieval system. Following the effective date of the registration statement, we will become subject to the reporting requirements of the Exchange Act and in accordance with these requirements, will file annual, quarterly and special reports, and other information with the SEC. We also intend to furnish our shareholders with annual reports containing audited financial statements and other periodic reports as we think appropriate or as may be required by law. This registration statement and other filings made by us with the SEC through its Electronic Data Gathering, Analysis and Retrieval Systems are publicly available through the SEC's site on the World Wide Web located at http//www.sec.gov.

ITEM 2.           DESCRIPTION OF PROPERTY

         We currently lease approximately 315 square feet of office space at 3753 Howard Hughes Parkway, Las Vegas, Nevada. The lease, which commenced on August 15, 1999 and terminates on July 31, 2000, requires us to pay monthly rental of $2,650. Upon expiration of the lease we intend to renew our current lease or, should circumstances warrant, seek additional space in Las Vegas.

ITEM 3.           DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT
                  EMPLOYEES

         The following table contains the names, ages and positions of our executive officers and directors. Directors will be elected at our annual meeting of shareholders and serve for one year or until their successors are elected and qualify. Officers are elected by the board, and their terms of office are, except to the extent governed by employment contract, at the discretion of the board.

                                                                                                 Director
Name                                Age                       Position                           Since
----                                ---                       --------                           -----
Robert Sim                          46                        Chairman of the Board              1999

Rosemarie Sim                       43                        Secretary and Director             1999

Martin R. Gross                     43                        Chief Executive Officer
                                                              President and Director             1999

John D. Lee                         45                        Director                           1999

         Robert Sim, our founder, served as our President from December 7, 1997 to April 30, 1999, as a director since December 7, 1997 and as our Chairman of the Board since April 30, 1999. Mr. Sim served as a director of International Thunderbird Gaming Co. from October 1992 until August 1995. He has also served as a director of Jaguar Gaming Corporation, a publicly-held company from March 1998 to June 1999. For the preceding five years, Mr. Sim has also participated, as founder, officer, director and/or partner, of approximately 20 privately-held, service-oriented businesses in Canada. These businesses operate in such areas as electrical services, fire alarm services and night club operations.

         Rosemarie Sim has served as our Secretary and a director since April 30, 1999. She is the spouse of Robert Sim and, since 1985, has managed marketing and promotion for the Robert Sim group of companies. Since November 1998, Ms. Sim has also served as President of 619,712 Saskatchewan Ltd., the operator of Habano's, a cigar and martini club located in Regina, Saskatchewan.

         Martin R. Gross has served as our President since June 1999. From September 1998 until June 1999, Mr. Gross acted as an independent gaming consultant. From June 1998 to September 1998, he served as Acting General Manager for the Maxim Hotel and Casino in Las Vegas, Nevada, where he analyzed that company's condition and provided his advise in areas of operations, controls, marketing programs and financial status. From January 1996 until June 1998 he was General Manager of Four Queens Hotel and Casino/Riviera Gaming Management, where he supervised all operations of this 700 room, 32,000 square foot casino. From April 1992 until June 1998 Mr. Gross also served as Vice President of Riviera Gaming Management and Vice President of Sales and Marketing/Special Events, Riviera Hotel and Casino in Las Vegas, Nevada, where he administered all sales revenue operations for the 2,100 room hotel, 100,000 square foot casino. Mr. Gross was a member of the management team engaged to revitalize Riviera Hotel and Casino following its Chapter 11 bankruptcy filing. Mr. Gross' career in the gaming industry also includes executive positions with the Alexis Park Resort Hotel, The Mirage, the MGM Grand Hotel Corp./Bally's, the Frontier Hotel & Casino and the Flamingo Hilton Hotel & Casino, all located in Las Vegas, Nevada. Mr. Gross received a bachelor of science degree in Hotel Administration from the University of Nevada , Las Vegas, in 1979.

         John Lee has served as a member of our board of directors since July 1999. In 1981, Mr. Lee founded and continues to serve as managing attorney for John Doechung, Chtd., a Nevada professional corporation. Mr. Lee practices in the fields of general and complex litigation, immigration, real estate development, gaming and entertainment law.

         There are no family relationships between any of our directors, executive officers and/or directors, nominees therefore or significant employees, except that Robert Sim and Rosemarie Sim are husband and wife.

Involvement in Certain Legal Proceedings.

         During the past five years, none of the following events have occurred which are material to the evaluation of the ability or integrity of any of our directors, executive officers or persons nominated to become directors or executive officers:

         (1) a petition under the Bankruptcy Act or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was general partner at or within two years before the time of such filing, or any corporation or business association if which he was an executive officer at or within two years before the time of such filing; and/or

         (2) such person was convicted in a criminal proceeding (excluding traffic violations and other minor offenses).

ITEM 4.           REMUNERATION OF DIRECTORS AND OFFICERS

Compensation of Officers

         We currently have four officers and directors. We paid no salary or other compensation to any of our officers or directors during the fiscal year ended December 31, 1999.

Compensation of Directors

         There are no standard arrangements pursuant to which our directors are compensated for any services provided as director. No additional amounts are payable to our directors for committee participation or special assignments.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

         There are no employment contracts, compensatory plans or arrangements, including payments to be received from us, with respect to any of our directors or executive officers which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with us, any change in control of us, or a change in the person's responsibilities following such a change in control.

         On June 15, 1999, we entered into a three year employment agreement to employ Martin Gross as our Chief Executive Officer. Under the agreement, we have agreed to pay Mr. Gross salary at the rate of $180,000 per year and a bonus equal to 1% of our annual gross revenues. We also agreed to issue options to purchase 300,000 shares of our common stock, exercisable at $3.35 per share until December 28, 2001. We also granted Mr. Gross 300,000 stock appreciation rights that enable him to exercise the stock options granted to him, and to receive cash or shares, or a combination of both, equal in value to the excess of the fair market value of one share as of the date of exercise, over the option exercise price, multiplied by the number of shares in respect of which the stock appreciation right is exercised.

Incentive and Non-Qualified Stock Option Plan

         On October 8, 1999 our board of directors and a majority of our shareholders adopted the 1999 Stock Option Plan.

         We believe the plan will work to increase the employees', consultants' and employee directors' proprietary interest in VIVA and to align more closely their interests with the interests of our shareholders. We also believe the plan will assist us in attracting and retaining the services of experienced and highly qualified professionals.

         We have reserved an aggregate of 1,500,000 shares of our common stock for issuance upon exercise of options granted under the plan. Our board of directors or a committee of the board administers the plan including, without limitation, the selection of persons who will be granted options under the plan, the type of options to be granted, the number of shares subject to each option and the option price.

         The plan authorizes the issuance of incentive stock options - those qualified under Section 422A of the Internal revenue Code of 1986 - and non-qualified stock options. Our officers, directors, key employees and consultants will be eligible to receive non-qualified options under the plan. Only our officers, directors and employees who are employed by us or any subsidiary are eligible to receive incentive options. In conjunction with all or part of the options granted under the plan, stock appreciation rights may be granted at the time of the grant or in the case of non-qualified options, the SAR maybe granted after the time of grant.

         Incentive options granted under the plan must provide for an exercise price of not less than 100% of the fair market value of the underlying shares on the date of the grant, but the exercise price of any incentive option granted to an eligible employee owning more than 10% of our common stock must be at lease 110% of such fair market value as determined on the date of the grant. No plan option may be exercisable more than ten years after the date of its grant and , in the case of an incentive option, no more than five years after the date of the grant. The exercise price of the non-qualified options may not be not less than 55% of the fair market value of the underlying shares on the date of the grant.

         The per share price of shares subject to options granted under the plan may be adjusted in the event of certain changes in our capitalization. All plan options are nonassignable and nontransferable, except by will of by the laws of descent and distribution, and during the lifetime of the optionee, may be exercised only by such optionee. Options are subject to early termination upon termination of employment, death or disability of the optionee. Options are also subject to cash redemption in the event we undergo a change in control.

         The board of directors may amend, alter, or discontinue the plan to the extent it deems appropriate in our best interests, but no amendment, alteration or discontinuation may impair the rights of an optionee under an option or a recipient of a SAR theretofore granted. In addition, no such amendments shall be made without the approval of our shareholders, to the extent such approval is required by law or agreement. Unless the plan shall theretofore have been discontinued, the plan will terminate on October 7, 2009.

         As of December 31, 1999 options to purchase 1,155,000 shares and 300,000 SARs have been granted under the plan.

ITEM 5.           SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN
                  SECURITY HOLDERS

         The following table sets forth, as of the date of this registration statement, information known to us relating to the beneficial ownership of our common stock by:

         o each person who is the beneficial owner of more than five percent of our outstanding common stock;
         o         each director;
         o         each executive officer; and
         o         all executive officers and directors as a group.

         As of the date hereof, there were 6,934,400 shares of our common stock issued and outstanding. Except as to the beneficial ownership of shares issuable upon exercise of options, the table does not give effect to the issuance of up to 1,500,000 shares upon exercise of options under our stock option plan, 1,155,000 have been awarded. The table also excludes the effects of our issuance of up to 89,600 shares in the event of the exercise of outstanding warrants.

         Unless otherwise indicated, the address of each beneficial owner in the table set forth below is care of VIVA Gaming & Resorts Inc., 3753 Howard Hughes Parkway, Suite 200, Las Vegas, Nevada.

         We believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

         Under securities laws, a person is considered to be the beneficial owner of securities he owns and that can be acquired by him within 60 days upon the exercise of options, warrants, convertible securities or other understandings. Beneficial assumes that options, warrants or convertible securities that are held by a named person, but not those held by any other person, and which are exercisable within 60 days of the date of this prospectus, have been exercise or converted.

                                                     Amount of                 Percentage
               Name of                               Beneficial                    of
          Beneficial Owner                       Ownership of Stock               Class
          ----------------                       ------------------               -----
         Robert Sim                                   640,000                     9.1%
         Rosemarie Sim                                360,000                     5.1%
         Martin Gross                                 330,000                     4.6%
         John D. Lee                                  110,000                     1.6%
         All Executive Officers
           and Directors as a Group
           (4 persons)                              1,440,000                    19.0%

Change of Control.

         There are currently no arrangements known to us, which will or in the future could, result in a change of control of VIVA.

ITEM 6.           INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN
                  TRANSACTIONS

         Except as set forth below, and in connection with employment agreements described elsewhere in this registration statement, there have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which we were or are to be a party, in which the amount involved exceeded $60,000 and in which any of our directors or executive officers, any security holder who is known by us to own of record or beneficially more than five percent of our common stock, any promoter, or any member of the immediate family of any of the foregoing persons, had a material interest.

         During the fiscal year ended December 31, 1998, we loaned $112,500 to Robert Sim, who, at the time, was one of our officers and directors. The loan was evidenced by a promissory note due and payable on December 31, 1999. In December 1998, the note was modified to provide for the payment of interest at the rate of 6% per year. Outstanding principal and interest on the note was repaid in June 1999.

         During the year ended December 31, 1998:

         o Robert Sim, an officer and director, advanced various operating expenses on our behalf, the outstanding balance of which was $13,840 at December 31, 1998;

         o management services were provided to us by Archie and Curtis Sim, the brother and son, respectively, of Robert Sim, each of whom is a shareholder. Management fees total $30,000 at December 31, 1998; and

         o we received $67,228 from Watt Shop Communication Ltd., a company in which Robert Sim, has a beneficial interest. As at December 31, 1998, we owed $67,228 to Watt Shop.

         While we do not anticipate that we will enter into additional related-party transactions, and have not adopted any corporate policies for entering into transactions with affiliated parties,

         o we are subject to Section 617.0832 of the Florida Business Corporation Law which requires that transactions between VIVA and one or more of its directors be approved by disinterested directors, be approved by VIVA's shareholders or be fair to VIVA; however,

         o we are not subject to Section 617.0901 of the Florida Business Corporation Law which places additional limitations and restrictions on certain business transactions with affiliated parties.

         Members of our management team, other than Mr. Gross, are not employed by us on a full-time basis. They are involved in other business activities and may, in the future become involved in other businesses. If a specific business opportunity becomes available, such persons may face a conflict in selecting between our business and their other business interests. We have not and do not intend in the future to formulate a policy for the resolution of such conflicts.

ITEM 7.           SECURITIES BEING OFFERED

Common Stock

         We are authorized to issue 100,000,000 shares of common stock, par value $.001 per share, of which 6,934,400 shares are issued and outstanding as of the date of this registration statement. The issued and outstanding shares of common stock are fully paid and non-assessable. Holders of our shares are entitled to one vote per share on each matter submitted to a vote at a meeting of shareholders. Holders of our common stock do not have cumulative voting rights or preemptive rights and there are no redemption or conversion privileges attached thereto. Holders of our common stock are entitled to receive ratably such dividends as may be declared by the board of directors and to participate ratably in the distribution of any assets legally available for distribution with respect to our common stock. We do not expect to pay dividends for the foreseeable future.

Preferred Stock

         Our articles of incorporation authorize us to issue up to 10,000,000 shares of undesignated, blank check preferred stock, par value $.10, in such series and bearing such voting, dividend, conversion, liquidation and other rights and preferences as the board of directors may determine. As of December 31, 1999, no shares of preferred stock are issued or outstanding.

         We have no present intent to issue shares of preferred stock. The future issuance of preferred stock could dilute our ownership by existing common stock holders and could be used to inhibit a hostile takeover.

Warrants

         In connection with our January 2000 off-shore private placement, we issued common stock purchase warrants to purchase a total of 89,600 shares of our common stock. Each warrant, which is not freely transferable, entitles the owner to purchase one share, until January 14, 2001, for an exercise price of $6.25. None of the warrants have been exercised.

Transfer Agent

         The transfer agent for our common stock is Interstate Transfer Company, 874 East 5900 South, Suite 101, Salt Lake City, Utah 84107, telephone number
(801) 281-9746.

Shares Eligible For Future Sale

         As of the date of this registration statement, we had outstanding an aggregate of 6,934,400 shares of our common stock. Of the total outstanding shares, 6,500,000 shares are freely tradable without restriction or further registration under the Securities Act. The remaining 434,400 shares will be eligible for resale on various dates in 2000 and 2001 under Rule 144.

         Under Rule 144, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least a year, including the holding period of any prior owner except an affiliate, is generally entitled to sell within any three month period a number of our shares that does not exceed 1% of the number of outstanding shares. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. Any person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned shares for at least two years (including any period of ownership of preceding non-affiliated holders), may sell such shares under Rule 144(k) without regard to the volume limitations, manner-of-sale provisions, public information requirements or notice requirements.

         Sales of our shares pursuant to Rule 144 could have a depressive effect on the market price of our stock.

                                     PART II
                                     -------

ITEM 1.         MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
                COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

         Our shares are traded over-the-counter and quoted on the OTC Electronic Bulletin Board under the symbol "VIGA". The reported high and low bid prices for our common stock are shown below for the period from inception of trading in May 1999 through December 31, 1999. The closing bid price on January 31, 2000 is also shown. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

         Period                                             High                     Low
         ------                                             ----                     ---
May 14, 1999 - June 30, 1999                                $12.625                  $8.00
July 1, 1999 - September 30, 1999                           $11.375                  $2.00
October 1, 1999 - December 31, 1999                         $5.4375                  $2.875
January 28, 2000                                             $12.75

         As of December 31, 1999, there were approximately 106 holders of record of our common stock.

         We have never paid cash dividends on our common stock. We intend to keep future earnings, if any, to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid for the foreseeable future. The future dividend policy will depend on our earnings, capital requirements, expansion plans, financial condition and other relevant factors.

         The SEC has adopted regulations which generally define a "penny stock" to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Depending on market fluctuations, our common stock would be considered a "penny stock". As a result, it may be subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than established customers and accredited investors. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of our securities. In addition he must receive the purchaser's written consent to the transaction prior to the purchase. He must also provide certain written disclosures to the purchaser. Consequently, the "penny stock" rules may restrict the ability of broker/dealers to sell our securities, and may negatively affect the ability of holders of our shares to resell them.

ITEM 2.           LEGAL PROCEEDINGS

         We are not a party to any pending legal proceeding and none or our directors, executive officers or affiliates is a party adverse to us or has a material interest adverse to us in any proceeding.

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         Not Applicable.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES

         The following sets forth information relating to all previous sales by us which were not registered under the Securities Act:

         In July 1998, we issued 3,750,000 shares of our common stock, at a price of $0.04 per share, to 44 investors pursuant to Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"), resulting in net proceeds to us of approximately $112,500. No general solicitation or advertising was used in connection with this transaction. The certificates evidencing the shares did not bear a legend restricting their transferability under the Securities Act. Each purchaser had access to financial and other information about us and was afforded the opportunity to ask questions of us concerning our operations and the terms of the offering. Each purchaser represented that he was acquiring the shares for investment purposes.

         In May 1998, we issued 1,500,000 shares to four non-U.S. persons in connection with our acquisition of all of the issued and outstanding shares of Watt Shop Communications Ltd. This transaction was effected outside the United States, to non-U.S. persons, and was either (a) not subject to the registration provisions of Federal securities laws or (b) was exempt from the registration requirements thereof pursuant to the provisions of Regulation S. In April 1999, we mutually agreed with the selling shareholders of Watt Shop to the rescind the acquisition. As a result, we canceled the 1,500,000 shares we issued to Watt Shop shareholders, and reconveyed to the selling shareholders, Watt Shop shares that we acquired.

         In February 1999, we converted unpaid current liabilities amounting to $110,000 into 2,750,000 shares, at a price of $0.04 per share, to 5 creditors (two of whom were our affiliates or family members of affiliates). These shares were issued pursuant to the requirements of Rule 504 of Regulation D promulgated under the Securities Act. No general solicitation or advertising was used in connection with this transaction. The certificates evidencing the shares did not bear a legend restricting their transferability under the Securities Act. The creditors had access to financial and other information about us and was afforded the opportunity to ask questions of us concerning our operations and the terms of the debt conversion.

         In September 1999 we issued an aggregate of 200,000 shares of common stock to a firm for consulting services. This was an "offshore" transaction, effected outside the United States, to a non-U.S. person, and was either (a) not subject to the registration provisions of Federal securities laws or (b) was exempt from the registration requirements thereof pursuant to the provisions of Regulation S. The purchasers had access to financial and other information about us and was afforded the opportunity to ask questions of us concerning our operations and the terms of the share issuance. Each purchaser represented that he was acquiring the shares for investment purposes and the documentation evidencing the transaction contained the disclosure required by Regulation S. The certificates evidencing the shares that were issued contained a legend restricting their transferability absent registration under the Securities Act or the availability of an applicable exemption from registration.

         In November 1999 we issued an aggregate of 100,000 shares of Common Stock to a firm for consulting services. This was an "offshore" transaction, effected outside the United States, to a non-U.S. person, and was either (a) not subject to the registration provisions of Federal securities laws or (b) was exempt from the registration requirements thereof pursuant to the provisions of Regulation S. The purchasers had access to financial and other information about us and was afforded the opportunity to ask questions of us concerning our operations and the terms of the share issuance. Each purchaser represented that he was acquiring the shares for investment purposes and the documentation evidencing the transaction contained the disclosure required by Regulation S. The certificates evidencing the shares that were issued contained a legend restricting their transferability absent registration under the Securities Act or the availability of an applicable exemption from registration.

         In January 2000, we issued 20 units, each unit consisting of 6,000 shares and warrants to purchase 4,000 shares, for an aggregate purchase price of $500,000 or $25,000 per unit. The units were sold to 16 non-U.S. persons. In connection with this transaction, we also issued 14,400 shares and 9,600 warrants to non-U.S. finders who assisted us in identifying the purchasers of units. This was an "offshore" transaction, effected outside the United States, to non-U.S. persons, and was either (a) not subject to the registration provisions of Federal securities laws or (b) was exempt from the registration requirements thereof pursuant to the provisions of Regulation S. The purchasers had access to financial and other information about us and was afforded the opportunity to ask questions of us concerning our operations and the terms of the share issuance. Each purchaser represented that he was acquiring the shares for investment purposes and the documentation evidencing the transaction contained the disclosure required by Regulation S. The certificates evidencing the shares that were issued contained a legend restricting their transferability absent registration under the Securities Act or the availability of an applicable exemption from registration.

         We have never utilized an underwriter for an offering of our securities. Other than the securities mentioned above, we have not issued or sold any securities during the preceding three years.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Florida Business Corporation Act permits the indemnification of directors, employees, officers and agents of Florida corporations. Our articles of incorporation and bylaws provide that we indemnify our directors and officers to the fullest extent permitted by the Business Corporation Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we are advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

         As authorized by the Florida Business Corporation Law, our articles of incorporation provide that none of our directors shall be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except liability for:

         o any breach of the director's duty of loyalty to our company or its shareholders;
         o acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
         o unlawful payments of dividends or unlawful stock redemptions or repurchases; and
         o any transaction from which the director derived an improper personal benefit.

         This provision limits our rights and the rights of our shareholders to recover monetary damages against a director for breach of the fiduciary duty of care except in the situations described above. This provision does not limit our rights or the rights of any shareholder to seek injunctive relief or rescission if a director breaches his duty of care. These provisions will not alter the liability of directors under federal securities laws.


                                    PART F/S

         Following are our:

         o unaudited financial statements for the nine months ended September 30, 1999 and 1998, including the balance sheets as of September 30, 1999 and 1998 and the related statements of operations, changes in stockholders' equity and cash flows for the three and nine months ended September 30, 1999 and 1998;

         o audited financial statements for the year ended December 31, 1998, including the independent auditors' report, the balance sheets as of December 31, 1998 and the related statements of operations, changes in stockholders' equity and cash flows for the year ended December 31, 1998; and

         o audited financial statements for the year ended December 31, 1997, including the balance sheets as of December 31, 1997 and the related statements of operations, changes in stockholders' equity and cash flows for the year ended December 31, 1997.

                           VIVA GAMING & RESORTS INC.
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

                      (Unaudited - Prepared by Management)

               For the nine month period ended September 30, 1999
                             and September 30, 1998



Las Vegas, Nevada
January 25, 2000

VIVA GAMING & RESORTS INC.
(A Development Stage Company)
Balance Sheets
(Unaudited - Prepared by Management)
September 30, 1999 and September 30, 1998
----------------------------------------------------------------------------------

                                                              1999         1998
Assets
Current assets
    Cash                                                    $   2,903    $      --
    Loan advance                                                   --      113,665
    Prepaid expenses and deposits                             190,835           --
----------------------------------------------------------------------------------
                                                              193,738      113,665

Capital assets (net of depreciation)                           11,538           --
----------------------------------------------------------------------------------
                                                            $ 205,276    $ 113,665
----------------------------------------------------------------------------------

Liabilities and Shareholders' Deficiency
Current liabilities
    Bank overdraft                                          $   8,068    $      --
    Accounts payable and accrued liabilities                  136,837      152,239
    Advances payable                                           63,633           --
----------------------------------------------------------------------------------
                                                              208,538      152,239

Shareholders' deficiency
    Share capital
     Authorized
        100,000,000 common shares with $0.001 par value
         10,000,000 preferred shares with $0.10 par value
     Issued
            6,700,000 common shares                             6,700           --
            3,750,000 common shares                                --        3,750
    Additional paid in capital                                415,800      108,750
    Deficit                                                  (425,762)    (151,074)
----------------------------------------------------------------------------------
                                                               (3,262)     (38,574)
----------------------------------------------------------------------------------
                                                            $ 205,276    $ 113,665
----------------------------------------------------------------------------------

VIVA GAMING & RESORTS INC.
(A Development Stage Company)
Statements of Operations and Deficit
(Unaudited - Prepared by Management)
For the nine month period ended September 30, 1999 and September 30, 1998
-----------------------------------------------------------------------------------------------

                                                                       1999            1998
Revenues                                                             $        --    $        --

Expenses
    Advertising and promotion                                              3,929             --
    Consultants                                                           12,500         82,500
    Depreciation                                                             208             --
    Legal and accounting                                                  12,877          6,157
    Management fees, salaries and wages                                   82,538         22,500
    Office and administration                                             40,895         39,134
    Regulatory, transfer and fees                                         15,538          2,035
    Travel and entertainment                                              68,349             --
-----------------------------------------------------------------------------------------------

                                                                         236,834        152,326
-----------------------------------------------------------------------------------------------

Operating (loss)                                                        (236,834)      (152,326)

Other income (expenses)
    Foreign exchange                                                      (2,084)            87
    Interest                                                               2,866          1,165
-----------------------------------------------------------------------------------------------

                                                                             782          1,252
-----------------------------------------------------------------------------------------------

(Loss) for period                                                       (236,052)      (151,074)
-----------------------------------------------------------------------------------------------

Deficit, beginning of period                                            (189,710)            --
-----------------------------------------------------------------------------------------------

Deficit, end of period                                               $  (425,762)   $  (151,074)
-----------------------------------------------------------------------------------------------

Net Loss per common share (basic and diluted)                        $     (0.04)   $     (0.04)
-----------------------------------------------------------------------------------------------

Weighted average number of common shares                               6,176,000      3,750,000
-----------------------------------------------------------------------------------------------

VIVA GAMING & RESORTS INC.
(A Development Stage Company)
Statements of Operations and Deficit
(Unaudited - Prepared by Management)
For the three month period ended September 30, 1999 and September 30, 1998
----------------------------------------------------------------------------------------------

                                                                        1999          1998
Revenues                                                            $        --    $        --

Expenses
    Advertising and promotion                                               929
    Consultants                                                          12,500         14,000
    Depreciation                                                            208
    Legal and accounting                                                  4,457          1,157
    Management fees, salaries and wages                                  70,353          7,500
    Office and administration                                            31,378         11,788
    Regulatory, transfer and fees                                        10,915            300
    Travel and entertainment                                             43,489             --
----------------------------------------------------------------------------------------------

                                                                        174,229         34,745
----------------------------------------------------------------------------------------------

Operating (loss)                                                       (174,229)       (34,745)

Other income (expenses)
    Foreign exchange                                                      4,219            (85)
    Interest                                                                 --          1,165
----------------------------------------------------------------------------------------------

                                                                          4,219          1,080
----------------------------------------------------------------------------------------------

(Loss) for period                                                      (170,010)       (33,665)
----------------------------------------------------------------------------------------------

Deficit, beginning of period                                           (255,752)      (117,409)
----------------------------------------------------------------------------------------------

Deficit, end of period                                              $  (425,762)   $  (151,074)
----------------------------------------------------------------------------------------------

(Loss) per share                                                    $     (0.03)   $     (0.01)
----------------------------------------------------------------------------------------------

Weighted average number of common shares                              6,504,348      3,750,000
----------------------------------------------------------------------------------------------

VIVA GAMING & RESORTS INC.
(A Development Stage Company)
Statements of Operations and Deficit
(Unaudited - Prepared by Management)
For period from inception December 7, 1997 to September 30, 1999 and September 30, 1998
-----------------------------------------------------------------------------------------------


                                                                          1999         1998
Revenues                                                             $        --    $        --

Expenses
    Advertising and promotion                                              3,929             --
    Consultants                                                          112,665         82,500
    Depreciation                                                             208             --
    Interest                                                               1,153             --
    Legal and accounting                                                  19,034          6,157
    Management fees, salaries and wages                                  116,595         22,500
    Office and administration                                             87,084         39,134
    Regulatory, transfer and fees                                         18,046          2,035
    Travel and entertainment                                              72,720             --
-----------------------------------------------------------------------------------------------

                                                                         431,434        152,326
-----------------------------------------------------------------------------------------------

Operating (loss)                                                        (431,434)      (152,326)

Other income (expenses)
    Foreign exchange                                                         (60)            87
    Interest                                                               5,732          1,165
-----------------------------------------------------------------------------------------------

                                                                           5,672          1,252
-----------------------------------------------------------------------------------------------

(Loss) for period                                                       (425,762)      (151,074)
-----------------------------------------------------------------------------------------------

Deficit, beginning of period                                                  --             --
-----------------------------------------------------------------------------------------------

Deficit, end of period                                               $  (425,762)   $  (151,074)
-----------------------------------------------------------------------------------------------

(Loss) per share                                                     $     (0.09)   $     (0.04)
-----------------------------------------------------------------------------------------------

Weighted average number of common shares                               4,785,260      3,750,000
-----------------------------------------------------------------------------------------------

VIVA GAMING & RESORTS INC.
(A Development Stage Company)
Statements of Cash Flows
(Unaudited - Prepared by Management)
For the nine month period ended September 30, 1999 and September 30, 1998
-------------------------------------------------------------------------------------------------------------


                                                                                        1999          1998
Cash provided by (used in) operating activities                                        $  14,649    $(112,500)


Cash provided by (used in) financing activities
    Proceeds from issuance of common stock                                                    --      112,500
-------------------------------------------------------------------------------------------------------------

                                                                                              --      112,500
-------------------------------------------------------------------------------------------------------------

Cash provided by (used in) investing activities
    Acquisition of capital assets                                                        (11,746)          --
-------------------------------------------------------------------------------------------------------------
                                                                                         (11,746)          --
-------------------------------------------------------------------------------------------------------------

Increase in cash                                                                           2,903           --

Cash, beginning of period                                                                     --           --
-------------------------------------------------------------------------------------------------------------
Cash, end of period                                                                    $   2,903    $      --
-------------------------------------------------------------------------------------------------------------

Supplemental Disclosure of Non-Cash Financing and Investing Activities



    Issuance of common stock for accounts payable                                      $ 110,000           --
    Issuance of common stock for consulting                                              200,000           --
-------------------------------------------------------------------------------------------------------------

                                                                                       $ 310,000    $      --
-------------------------------------------------------------------------------------------------------------

VIVA GAMING & RESORTS INC.
(A Development Stage Company)
Statements of Cash Flows
(Unaudited - Prepared by Management)
For the three month period ended September 30, 1999 and September 30, 1998
---------------------------------------------------------------------------------------------------------------

                                                                                    1999             1998
Cash provided by (used in) operating activities                                    $ (18,634)   $            --


Cash provided by (used in) financing activities
    Proceeds from issuance of common stock                                                --                 --
---------------------------------------------------------------------------------------------------------------
                                                                                          --                 --
---------------------------------------------------------------------------------------------------------------

Cash provided by (used in) investing activities
    Acquisition of capital assets                                                    (11,746)                --
---------------------------------------------------------------------------------------------------------------

                                                                                     (11,746)                --
---------------------------------------------------------------------------------------------------------------

(Decrease) in cash                                                                   (30,380)                --

Cash, beginning of period                                                             33,283                 --
---------------------------------------------------------------------------------------------------------------

Cash, end of period                                                                $   2,903    $            --
---------------------------------------------------------------------------------------------------------------

Supplemental Disclosure of Non-Cash Financing and Investing Activities


    Issuance of common stock for consulting                                        $ 200,000    $            --

---------------------------------------------------------------------------------------------------------------

                                                                                   $ 200,000    $            --
---------------------------------------------------------------------------------------------------------------

VIVA GAMING & RESORTS INC.
(A Development Stage Company)
Statements of Cash Flows
(Unaudited - Prepared by Management)
For the period from inception December 7, 1997 to September 30, 1999 and September 30, 1998
---------------------------------------------------------------------------------------------------------------

                                                                                    1999           1998
Cash provided by (used in) operating activities                                    $ (97,851)   $   1,665


Cash provided by (used in) financing activities
    Proceeds from issuance of common stock                                           112,500      112,500
    Advance to stockholder                                                          (115,366)    (113,665)
    Repay stockholder advance                                                        115,366
    Proceeds from notes payable                                                      112,500      112,500
    Repayment of note payable                                                       (112,500)    (112,500)
---------------------------------------------------------------------------------------------------------------

                                                                                     112,500       (1,665)
---------------------------------------------------------------------------------------------------------------

Cash provided by (used in) investing activities
    Acquisition of capital assets                                                    (11,746)          --
---------------------------------------------------------------------------------------------------------------
                                                                                     (11,746)          --
---------------------------------------------------------------------------------------------------------------

Increase in cash                                                                       2,903           --

Cash, beginning of period                                                                 --           --
---------------------------------------------------------------------------------------------------------------

Cash, end of period                                                                $   2,903    $      --
---------------------------------------------------------------------------------------------------------------

Supplemental Disclosure of Non-Cash Financing and Investing Activities


    Issuance of common stock for accounts payable                                  $ 110,000           --
    Issuance of common stock for consulting                                          200,000           --
---------------------------------------------------------------------------------------------------------------
                                                                                   $ 310,000    $      --
---------------------------------------------------------------------------------------------------------------

VIVA GAMING & RESORTS INC.
(A Development Stage Company)
Statement of Changes in Stockholders' Deficit
(Unaudited - Prepared by Management)
September 30, 1999
----------------------------------------------------------------------------------------------------

                                                        Additional        Retained
                              Common  Stock              Paid-In          Earnings
                            Shares       Amount           Capital         (Deficit)        Total
                            ------       ------           -------         ---------        -----
    Shares issued
    June 30, 1998
    for cash                3,750,000   $  3,750        $ 108,750                --       $  112,500

    Net (loss)
    for the year ended
    December 31,
    1998                           --         --               --          (189,710)        (189,710)
----------------------------------------------------------------------------------------------------

    Balance
    December 31
    1998                    3,750,000   $  3,750        $ 108,750         $(189,710)      $  (77,210)

    Shares issued
    February 12,
    1999 for
    settlement of
    accounts payable        2,750,000      2,750          107,250                --          110,000

    Shares issued for
    Consulting contract
    September 29, 1999        200,000        200          199,800                --          200,000

    Net (loss)
    for the nine month
    period ended
    September 30,
    1999                           --         --               --          (236,052)        (236,052)
----------------------------------------------------------------------------------------------------

    Balance
    September 30,
    1999                    6,700,000     $6,700         $415,800         $(425,762)      $   (3,262)
----------------------------------------------------------------------------------------------------

VIVA GAMING & RESORTS INC.
(A Development Stage Company)
Notes to Financial Statements
(Unaudited - Prepared by Management)
For the nine month period ended September 30, 1999 and September 30, 1998
--------------------------------------------------------------------------------

1    NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

     Nature of Business

     In October 1999, the Company changes its name from Viva Gaming & Resorts.com Inc., to Viva Gaming & Resorts Inc.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2.   LOAN ADVANCE

     The loan to an officer of the Company of $112,500 was repaid in full with accrued interest of $5,732.

3.   CAPITAL STRUCTURE

     Common Stock

     During the period the Company issued 2,750,000 shares of common stock in satisfaction of $110,000 of unpaid accounts payable and 200,000 shares of common stock for business development consulting services to be provided over the period September 1, 1999 through December 31, 2000.

3.   RELATED PARTY TRANSACTIONS

     Management fees and salaries paid directors and officers $52,500.

     During the period, a director of the Company and a company controlled by a director of the Company paid various operating expenses for the Company. As at September 30, 1999 $44,540 and $10,981 remained outstanding respectively which amounts are recorded in accounts payable and accrued liabilities. In addition a director and officer settled an outstanding balance of $71,705 due to an entity in which the director had a beneficial interest. This amount is also recorded in accounts payable and accrued liabilities.

VIVA GAMING & RESORTS INC.
(A Development Stage Company)
Notes to Financial Statements
(Unaudited - Prepared by Management)
For the nine month period ended September 30, 1999 and September 30, 1998
--------------------------------------------------------------------------------

4.   SUBSEQUENT EVENTS

     Capital Structure

Subsequent to September 30, 1999 the Company: Issued 100,000 shares of common stock for business development consulting services to be provided over the period November 15, 1999 through November 14, 2000. Established a 1999 Stock Option Plan and thereunder reserved for issuance the amount of 1,500,000 shares of common stock. Granted 1,155,000 Stock Options and 300,000 Stock Appreciation Rights to certain directors, officers, employees and advisors of the Company at prices ranging from $3.35 to $5.25 per share. Issued, pursuant to a REG S Private Placement of Units of the Company, 120,000 shares of common stock and 80,000 share purchase warrants for net proceeds of $430,000. The share purchase warrants entitle the holder to purchase one share of common stock at $6.25 per share for a period of one year. Issued an additional 14,400 shares of common stock and 9,600 share purchase warrants for fees related to the REG S Private Placement.

                         VIVA GAMING & RESORTS.COM INC.
                    (Formerly Watt Comm International, Inc.)
                          (A Development Stage Company)

                              Financial Statements

                                December 31, 1998

                         VIVA GAMING & RESORTS.COM INC.
                    (Formerly Watt Comm International, Inc.)
                          (A Development Stage Company)
                                TABLE OF CONTENTS
                                DECEMBER 31, 1998




                                                                     PAGE
                                                                     ----

INDEPENDENT AUDITOR'S REPORT                                         F-14

FINANCIAL STATEMENTS

    Balance Sheet                                                    F-15

    Statement of Operations                                          F-16

    Statement of Stockholders' Deficit                               F-17

    Statement of Cash Flows                                          F-18

    Notes to the Financial Statements                             F-19 - 21

GOLDSTEIN LEWIN & CO
CERTIFIED PUBLIC ACCOUNTANTS

                          INDEPENDENT AUDITOR'S REPORT


To The Board of Directors and Stockholders
Viva Gaming & Resorts.com Inc.
  Formerly Watt Comm International, Inc.
Fort Lauderdale, Florida


We have audited the accompanying balance sheet of Viva Gaming & Resorts.com Inc. (a development stage company) (formerly Watt Comm International, Inc.) as of December 31, 1998, and the related statements of operations, stockholders' deficit and cash flows for the period December 9, 1997 (inception) to December 31, 1998 and for the twelve months ended December 31, 1998. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viva Gaming & Resorts.com Inc. as of December 31, 1998, and the results of its operations and cash flows for the period December 9, 1997 (inception) to December 31, 1998 and for the twelve months ended December 31, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As more fully described in Note 2, the Company has incurred significant losses since inception. This condition raises substantial doubt about the Company's ability to continue as a going concern. The Company's continued existence is dependent upon its ability to raise additional capital and to successfully market and sell its services. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.


                                                       GOLDSTEIN LEWIN & CO



Boca Raton, Florida
July 13, 1999

                         VIVA GAMING & RESORTS.COM INC.
                    (Formerly Watt Comm International, Inc.)
                          (A Development Stage Company)
                                  BALANCE SHEET
                                DECEMBER 31, 1998



                                     ASSETS

CURRENT ASSETS
    Loan Advance                                                                                 $          115,366
                                                                                                 ==================



                      LIABILITIES AND STOCKHOLDERS' DEFICIT


CURRENT LIABILITIES
    Accounts Payable and Accrued Liabilities                                                     $          192,576
                                                                                                 ------------------


STOCKHOLDERS' DEFICIT
    Preferred Stock, Par Value $0.10 per share; authorized 10,000,000 shares;
      issued and outstanding 0 shares
    Common Stock, Par Value $0.001 per
      share; authorized 100,000,000 shares;
      issued and outstanding 3,750,000 shares                                                    $            3,750
    Additional Paid-in Capital                                                                              108,750
    Deficit Accumulated During the Development Stage                                                       (189,710)
                                                                                                 ------------------

                                                                                                            (77,210)
                                                                                                 ------------------

                                                                                                 $          115,366
                                                                                                 ==================



                     The Accompanying Notes are an Integral
                       Part of These Financial Statements



                         VIVA GAMING & RESORTS.COM INC.
                    (Formerly Watt Comm International, Inc.)
                          (A Development Stage Company)
                             STATEMENT OF OPERATIONS
              DECEMBER 9, 1997 (INCEPTION) TO DECEMBER 31, 1998 AND
                  FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998




REVENUES                                                                                         $
                                                                                                 ------------------

EXPENSES
    Consultants                                                                                             100,165
    Interest                                                                                                  1,153
    Legal and Accounting                                                                                      6,157
    Management Fees                                                                                          34,057
    Office and Administration                                                                                46,189
    Regulatory, Transfer and Fees                                                                             2,508
    Travel, Entertainment and Promotion                                                                       4,371
                                                                                                 ------------------

                   Total Expenses                                                                           194,600
                                                                                                 ------------------
                   Loss from Operations Before Other Income                                                (194,600)
                                                                                                 ------------------

OTHER INCOME
    Foreign Exchange                                                                                          2,024
    Interest                                                                                                  2,866
                                                                                                 ------------------
                   Total Other Income                                                                         4,890
                                                                                                 ------------------
                   Net Loss                                                                      $         (189,710)
                                                                                                 ==================


                     The Accompanying Notes are an Integral
                       Part of These Financial Statements



                         VIVA GAMING & RESORTS.COM INC.
                    (Formerly Watt Comm International, Inc.)
                          (A Development Stage Company)
                       STATEMENT OF STOCKHOLDERS' DEFICIT
                                DECEMBER 31, 1998



                                                                                                       Deficit
                                                                            Additional          Accumulated During
                                             Preferred         Common        Paid-in              the Development
                                               Stock            Stock        Capital                    Stage
                                               -----            -----        -------                    -----

Initial Capitalization on June 30, 1998:
      Common Stock, Issued for
        Cash, 3,750,000 Shares              $                $    3,750    $    108,750          $

Net Loss                                                                                              (189,710)
                                            -----------      ----------    ------------          -------------

Balance as of December 31, 1998             $                $    3,750    $    108,750          $    (189,710)
                                            ===========      ==========    ============          =============

                     The Accompanying Notes are an Integral
                       Part of These Financial Statements



                         VIVA GAMING & RESORTS.COM INC.
                    (Formerly Watt Comm International, Inc.)
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
              DECEMBER 9, 1997 (INCEPTION) TO DECEMBER 31, 1998 AND
                  FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998


CASH FLOWS FROM OPERATING ACTIVITIES
      Net Loss                                                                                   $         (189,710)
      Adjustments to Reconcile Net
        Loss to Net Cash Provided By
        Operating Activities:
          Change in Assets and Liabilities:
            Increase in Accounts Payable and Accrued Liabilities                                            192,576
                                                                                                 ------------------

                  Net Cash Provided By Operating Activities                                                   2,866
                                                                                                 ------------------


CASH FLOWS USED IN FINANCING ACTIVITIES
      Proceeds from the Issuance of Common Stock                                                            112,500
      Advances to Stockholder                                                                              (115,366)
      Proceeds from Note Payable                                                                            112,500
      Repayment of Note Payable                                                                            (112,500)
                                                                                                 ------------------

                   Net Cash Used in Financing Activities                                                     (2,866)
                                                                                                 ------------------


                   Increase (Decrease) in Cash and Cash Equivalents
                                                                                                 ------------------

Cash and Cash Equivalents:

      Beginning
                                                                                                 ------------------

      Ending                                                                                     $                -
                                                                                                 ==================


SUPPLEMENTARY DISCLOSURE:

      Cash Paid for Interest                                                                     $            1,153
                                                                                                 ==================

                     The Accompanying Notes are an Integral
                       Part of These Financial Statements

                         VIVA GAMING & RESORTS.COM INC.
                    (Formerly Watt Comm International, Inc.)
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 1:  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
------------------

Viva Gaming & Resorts.com Inc. (formerly Watt Comm International, Inc.) (the "Company") was incorporated under the laws of the State of Florida on December 9, 1997. The Company is currently engaged in the management and development of gaming assets in North America and plans to seek acquisitions of casino properties in niche markets during fiscal 1999. The Company was originally established to engage in the sale and rental of wireless telecommunication services and equipment, through the operation of retail outlets, primarily in Western Canada. As of December 31, 1998, the Company was in the development stage, planned operations have not commenced and its activities were limited to negotiating the acquisition of existing gaming outlets.

In May 1999, the Company changed its name from Watt Comm International, Inc. to Viva Gaming & Resorts.com Inc. In addition, the number of preferred stock shares increased from 3,000,000 to 10,000,000 shares. Both of these events are reflected in the financial statements as of December 31, 1998.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
-------------------------

For purposes of the statement of cash flows, the Company considers cash and highly liquid investments purchased with a maturity of three months or less to be cash equivalents.


NOTE 2:  GOING CONCERN

The financial statements have been presented on the basis that the Company is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company reported a net loss of approximately $189,710 since inception and for the year ended December 31, 1998. The Company is currently seeking to raise up to $10 million of additional funds through the private placement of convertible redeemable preferred shares. Although the Company believes that there are a number of parties interested in participating in such placement, there is no guarantee that the Company will be successful in raising all or a portion of such additional funds (Note 7).

                         VIVA GAMING & RESORTS.COM INC.
                    (Formerly Watt Comm International, Inc.)
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 2:  GOING CONCERN (CONTINUED)

The Company's continued existence is dependent upon its ability to raise capital and to market and sell its service successfully. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of this uncertainty.


NOTE 3:  LOAN ADVANCE

The Company has entered into a loan agreement with an officer of the corporation for $112,500. Interest on the loan is calculated at the rate of 6% per annum, payable annually. The principal amount of the loan is due and payable on or before December 31, 1999. As of December 31, 1998, the outstanding loan balance is $115,366. In June, 1999 the loan was repaid.


NOTE 4:  CAPITAL STRUCTURE

Preferred Stock
---------------

The Company has 10,000,000 shares of preferred stock (par value $0.10) authorized. The Board has the authority to issue the shares in one or more series and to fix the designations, preferences, powers and other rights as it deems appropriate. No shares of preferred stock have been issued.

Common Stock
------------

The Company has 100,000,000 shares of common stock (par value $0.001) authorized. Common stock has one vote per share for the election of directors and all other matters submitted to a vote of stockholders. Shares of common stock do not have cumulative voting, preemptive, redemption or conversion rights.


NOTE 5:  INCOME TAXES

The deficit accumulated during the development stage (inception through December 31, 1998) of approximately $190,000 is capitalized for income tax purposes as accumulated start-up costs, and is to be amortized over a sixty month period when operations commence. The Company has recorded a valuation allowance of approximately $57,000 with respect to any future tax benefits arising from the amortization of the start-up costs due to the uncertainty of their ultimate realization.

                         VIVA GAMING & RESORTS.COM INC.
                    (Formerly Watt Comm International, Inc.)
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 6:  RELATED PARTIES

Management services are being provided by a company that is owned by several shareholders. At December 31, 1998, the management fees totaled $30,000.

During the year, a director and officer paid various operating expenses for the Company. The outstanding balance as of December 31, 1998 was $13,840, which is included in accounts payable and accrued liabilities.

As of December 31, 1998 the Company had an outstanding accounts payable balance of $67,228 due to an entity in which a director and officer has a beneficial interest. The transactions incurred during the year were to pay for normal operating expenses of the Company.


NOTE 7:  SUBSEQUENT EVENTS

Capital Structure
-----------------

Subsequent to December 31, 1998, the Company issued 2,750,000 shares of common stock in satisfaction of $110,000 of unpaid accounts payable

                          WATT COMM INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1997

                          WATT COMM INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                TABLE OF CONTENTS
                                DECEMBER 31, 1997


                                                                       PAGE
                                                                       ----

INDEPENDENT AUDITOR'S REPORT                                           F-24

FINANCIAL STATEMENTS

    Balance Sheet                                                      F-25

    Statement of Operations                                            F-26

    Statement of Stockholders' Equity                                  F-27

    Statement of Cash Flows                                            F-28

    Notes to the Financial Statements                                F-29-30

                          INDEPENDENT AUDITOR'S REPORT



To The Board of Directors and Stockholders
Watt Comm International, Inc.
Fort Lauderdale, Florida


We have audited the accompanying balance sheet of Watt Comm International, Inc. (a development stage company) as of December 31, 1997, and the related statements of operations, stockholders' equity, and cash flows for the period December 9, 1997 (inception) to December 31, 1997. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Watt Comm International, Inc. as of December 31, 1997, and the results of its operations and cash flows for the period December 9, 1997 (inception) to December 31, 1997 in conformity with generally accepted accounting principles.





                                                       GOLDSTEIN LEWIN & CO.





Boca Raton, Florida
April 28, 1998




                          WATT COMM INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                DECEMBER 31, 1997


                                     ASSETS

ASSETS                                                                                                 $         -
                                                                                                       ===========



                      LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES                                                                                            $         -
                                                                                                       -----------

STOCKHOLDERS' EQUITY
    Preferred Stock, Par Value $0.10 per share; authorized 3,000,000 shares;
     issued and outstanding 0 shares
    Common Stock, Par Value $0.001 per share; authorized 100,000,000 shares;
     issued and outstanding 0 shares
    Subscribed For and Not Issued -
     2,160,000 shares of common stock                                                                       64,800
    Subscriptions Receivable                                                                               (64,800)
                                                                                                       -----------

                                                                                                                 -
                                                                                                       -----------

                                                                                                       $         -
                                                                                                       ===========

                     The Accompanying Notes are an Integral
                       Part of these Financial Statements


                          WATT COMM INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
                DECEMBER 9, 1997 (INCEPTION) TO DECEMBER 31, 1997




SALES                                                            $         -
                                                                 -----------






EXPENSES                                                         $         -
                                                                 -----------






NET INCOME                                                       $         -
                                                                 ===========


                     The Accompanying Notes are an Integral
                       Part of These Financial Statements

                          WATT COMM INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        STATEMENT OF STOCKHOLDERS' EQUITY
                               DECEMBER 31, 1997

                                                                                         Common            Subscrip-
                                                         Common       Preferred           Stock              tions         Retained
                                                         Stock          Stock           Subscribed         Receivable      Earnings
                                                         -----          -----           ----------         ----------      --------
Preferred Stock, Par
Value $0.10 per share;
authorized 3,000,000
shares; issued and
outstanding 0 shares                                    $  --           $   --           $   --            $   --            $  --

Common Stock, Par
Value $0.001 per
share; authorized
100,000,000 shares;
issued and out-
standing 0 shares                                          --               --               --                --               --

Subscribed For and Not
Issued - 2,160,000
shares of common stock                                     --               --             64,800              --               --

Subscriptions Receivable                                   --               --               --             (64,800)            --

Net Income                                                 --               --               --                --               --
                                                        -------         --------         --------          --------          -------

                                                        $  --           $   --           $ 64,800          $(64,800)         $  --
                                                        =======         ========         ========          ========          =======

                     The Accompanying Notes are an Integral
                       Part of These Financial Statements

                          WATT COMM INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                         DECEMBER 9, 1997 (INCEPTION) TO
                                DECEMBER 31, 1997




Cash Flows From Operating, Investing,
and Financing Activities                                        $         -
                                                                ===========



                     The Accompanying Notes are an Integral
                       Part of These Financial Statements

                          WATT COMM INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS



NOTE 1:        NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
------------------

Watt Comm International, Inc. (the "Company") was incorporated under the laws of the State of Florida on December 9, 1997. The Company was established to engage in the sale and rental of wireless telecommunication services and equipment, through the operation of retail outlets, primarily in Western Canada. As of December 31, 1997, the Company was in the development stage, planned operations have not commenced and its activities were limited to negotiating the acquisition of an existing retailer.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.


NOTE 2:        CAPITAL STRUCTURE

Preferred Stock
---------------

The Company has 3,000,000 shares of preferred stock (par value $0.10) authorized. The Board has the authority to issue the shares in one or more series and to fix the designations, preferences, powers and other rights as it deems appropriate. No shares of preferred stock have been issued.

Common Stock
------------

The Company has 100,000,000 shares of common stock (par value $0.001) authorized. Common stock has one vote per share for the election of directors and all other matters submitted to a vote of stockholders. Shares of common stock do not have cumulative voting, preemptive, redemption or conversion rights. No shares of common stock have been issued.

Stock Subscriptions
-------------------

The Company had, at December 31, 1997, stock subscriptions receivable for 2,160,000 shares of common stock for $64,800.

                          WATT COMM INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS



NOTE 3:        SUBSEQUENT EVENTS

Stock Subscriptions
-------------------

Subsequent to December 31, 1997, the Company received additional stock subscriptions for 1,590,000 shares of common stock for $47,700.

Acquisition of Watt Shop Communications Ltd.
--------------------------------------------

The Company has entered into an agreement to acquire all of the issued and outstanding common stock of The Watt Shop Communications Ltd. (a Canadian corporation) in exchange for 1,500,000 shares of the Company's common stock. Since the Companies are under common control, the assets and liabilities of The Watt Shop Communications, Ltd. are to be recorded at historical cost and accounted for in a manner similar to a pooling of interest. The Watt Shop Communications, Ltd. operates cellular and telecommunications outlets in Western Canada.

                                    PART III
                                    --------


ITEM 1.           INDEX TO EXHIBITS

Exhibit                       Description of Document
-------                       -----------------------

3.1                  Articles of Incorporation, as amended
3.2                  Articles of Amendment changing name and authorized capital
3.3                  Articles of Amendment changing name
3.4                  By-Laws
10.1                 1999 Stock Option Plan
10.2                 Employment Agreement with Martin Gross
10.3                 Office Lease Covering Las Vegas, Nevada Office
10.4                 Memorandum of Understanding for Roseau River Project
10.5                 Memorandum of Understanding for Onion Lake Project
27                   Financial Data Schedule

                                   SIGNATURES

                 In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            VIVA GAMING & RESORTS INC.



                                            By: /s/ Robert Sim
                                            ------------------------
                                                Robert Sim, Chairman


Date: February 9, 2000